VIA EDGAR

January 13, 2022

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scopus BioPharma Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-261991

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Scopus BioPharma Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 18, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Dechert LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Dechert LLP by calling Anna Tomczyk at (212) 641-5626.

If you have any questions regarding this request, please contact Anna Tomczyk of Dechert LLP at (212) 641-5626.

Sincerely,

SCOPUS BIOPHARMA INC.

/s/ Joshua R. Lamstein
Joshua R. Lamstein
Chairman

cc:	David S. Rosenthal, Dechert LLP
Anna Tomczyk, Dechert LLP